Helping the world recycle

RECEIVED

2008 JUL 24 A 9:34

082-03334

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

08003994

Asker, 17 July 2008

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

PROCESSED
JUL 30 2008
THOMSON REUTERS

Ragnhild Ringheim
Investor Relations Coordinator
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

dlw 7/29

2003 JUL 24 A 9:34

Melding 214940	
Dato/tid	16.07.2008 16:34:05
Utsteder	Tomra Systems ASA
Instrument	
Marked	Oslo Børs
Kategori	FINANSIELL RAPPORTERING
Korrigert	Ikke korrigert
Informasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
Vedlegg	Vedlegg:
Tittel	SECOND QUARTER 2008 RESULTS
Tekst	

Revenues of 874 MNOK (887 MNOK in second quarter 2007).
Organic revenue growth of 7% in second quarter 2008 compared to second quarter 2007 (disregarding currency effects).
Gross margin 40% (37% in second quarter 2007).
Operating profit of 122 MNOK (111 MNOK in second quarter 2007).
Operating profit growth of 20% in second quarter 2008 compared to second quarter 2007 (disregarding currency effects).
Cash flow from operations of minus 8 MNOK (99 MNOK in second quarter 2007).
Continued strong growth and performance in Industrial Processing Technology.

Collection Technology - Deposit Solutions
Revenues in the segment equaled 409 MNOK in the second quarter, down from 430 MNOK second quarter last year. Adjusted for currency change, revenues were flat. Gross margin improvement continued and was 47%, up from 44% in second quarter last year. Operating profit decreased from 86 MNOK in second quarter 2007 to 81 MNOK in second quarter 2008.

Materials Handling
After a weak first quarter, the business area returned to normal performance in the second quarter 2008. Revenues in the segment equaled 227 MNOK in the second quarter, down from 275 MNOK second quarter last year. Adjusted for currency change, revenues were down two percentage points. Gross margin was stable at 21%. Operating profit decreased from 26 MNOK in second quarter 2007 to 21 MNOK second quarter this year. 3 MNOK of this decline is currency related.

Industrial Processing Technology
Second quarter 2008 showed a year on year revenue growth of 23%. Revenue growth was driven by solid performance in all companies. Operating profit was 38 MNOK in second quarter 2008, up from 32 MNOK in second quarter 2007.

Collection Technology - Non-deposit Solutions
Revenues in the second quarter amounted to 34 MNOK, mainly from the sale of 16 ARCs to Waste Management Inc. Through continued efforts to optimize technology and cost, the business area showed a gross margin of 26% compared with negative margins in 2007. Operating expenses were 23 MNOK, as a result of continued significant investments in non-deposit opportunities.

Asker, 16 July 2008
Tomra Systems ASA

Attached please find the report and presentation for 2nd quarter 2008. A live broadcast of the presentation is available on www.tomra.com (investor relation page) and on www.oslobors.no/webcast. A record of the broadcast will be available as soon as the live broadcast has ended.

TOMRA

Second Quarter 2008

16 July 2008



TOMRA

Financial Highlights – Profit and loss statement

Figures in NOK million	2Q 2008	2Q 2007	YTD 2008	YTD 2007
Revenues	874	887	1665	1681
• Collection Technology, Deposit Solutions	*409*	*430*	*781*	*802*
• Material Handling	*227*	*275*	*426*	*518*
• Industrial Processing Technology	*204*	*166*	*399*	*329*
• Collection Technology, Non-Deposit Solutions	*34*	*16*	*59*	*32*
Gross contribution	350	325	657	608
Gross margin	40%	37%	40%	36%
Operating expenses	228	214	452	424
Operating profit	122	111	205	184
Operating margin	14%	13%	12%	11%

Year on year increase – adjusted for currency:

	2Q 2008	2Q 2007	YTD 2008	YTD 2007
• **Revenues**	7%		7%	
• **Operating profit**	20%		20%	

2

TOMRA

Financial highlights - Balance sheet, cash flow and capital structure

Figures in NOK million	30 June 2008	30 June 2007
ASSETS	2,900	3,009
• Intangible assets	693	756
• Leasing equipment	77	99
• Other fixed assets	536	611
• Inventory	540	492
• Short-term receivables	996	958
• Cash and cash equivalents	58	93
LIABILITIES AND EQUITY	2,900	3,009
• Equity	1,513	1,699
• Interestbearing liabilities	540	452
• Non-interestbearing liabilities	847	858

- **Cash flow from operations**
  - (8) MNOK in 2Q 2008 versus 99 MNOK in 2Q 2007
  - Seasonality & prepayments 2007 and strong June performance
- **Cash flow from finance**
  - 91 MNOK spent on share buy-backs in 2Q 2008
  - Dividend paid out with 70 MNOK
  - 162,823 shares sold to employees under the share purchase program
- **Strong financial position**
  - >50% equity
  - Current holding of treasury shares of 2,472,877

3

TOMRA

Collection Technology - Deposit Solutions



Collection Technology - Deposit Solutions Financials

TOMRA

Figures in NOK million	2Q 2008	2Q 2007	YTD 2008	YTD 2007
Revenues	409	430	781	802
• Nordic	*151*	*152*	*309*	*263*
• Central Europe & UK	*194*	*192*	*344*	*374*
• US East/Canada	*64*	*86*	*128*	*165*
Gross contribution	191	191	364	351
in %	*47%*	44%	47%	44%
Operating expenses	110	105	223	208
Operating profit	81	86	141	143
in %	20%	20%	18%	18%

Highlights Collection Technology - Deposit

TOMRA



Overall
- Solid performance in most markets
- Gross margin improvement continues
- Install base of >63.000 machines



Europe
- Service revenues up 10% 1st half year 2008
- Compactor replacement new recurrent revenue source
- Indications of progress on two remaining German discounters
- Finnish PET-rally now slowing down



US
- Volumes in throughput model stable
- Replacement sale down
- Negative currency effect of 15%


TOMRA

Materials Handling

Materials Handling – Financials

TOMRA

Figures in NOK million	2Q 2008	2Q 2007	YTD 2008	YTD 2007
Revenues	227	275	426	518
• US East/Canada	*98*	*119*	*189*	*227*
• US West (California)	*129*	*156*	*237*	*291*
Gross contribution	47	57	78	99
in %	21%	21%	18%	19%
Operating expenses	26	31	51	60
Operating profit	21	26	27	39
in %	9%	9%	6%	8%

Currency impact
Minus 15% in second quarter 2008 compared to second quarter 2007

Materials Handling – Financials

TOMRA

Figures in USD million	2Q 2008	2Q 2007	YTD 2008	YTD 2007
Revenues	44.7	45.7	82.0	84.6
• US East/Canada	*19.3*	*19.8*	*36.4*	*37.1*
• US West (California)	*25.4*	*25.9*	*45.6*	*47.5*
Gross contribution *in %*	9.2 21%	9.5 21%	15.0 18%	16.2 19%
Operating expenses	5.1	5.2	9.8	9.8
Operating profit *in %*	4.1 9%	4.3 9%	5.2 6%	6.4 8%

Highlights Materials Handling

TOMRA



Overall
- Business area back to normal standards in the quarter
- Favorable development commodity prices



US East
- Flat volume
- Increased fuel cost to some extent passed over to customers (process ongoing)



US West (California)
- Collection site volume up 11%
- Commercial volume down
- Operational actions starts to pay off
- California, the world 2nd largest single deposit market, is an opportunity to explore and develop

Key Commodities – Historical Trends

TOMRA


PRIMARY ALUMINIUM
($ per ton)
4000
3000
2000
1000
Settlement Price
Jul-2003
Jul-2004
Jul-2005
Jul-2006
Jul-2007


Ferrous Scrap
($ per ton)
600
400
200
0
3-City average
Jul-2003
Jul-2004
Jul-2005
Jul-2006
Jul-2007


US DIESEL COST
($ per gallon)
5,00
4,00
3,00
2,00
1,00
0,00
Retail Prices
Jul-2003
Jul-2004
Jul-2005
Jul-2006
Jul-2007


Recycled PET
(cents per pound)
0,30
0,20
0,10
LA area
Jul-2003
Jul-2004
Jul-2005
Jul-2006
Jul-2007
Baled PET, mixed color

Source: LME, AMM, US DoE, SecondaryMaterialsPricing.com

Industrial Processing Technology

TOMRA



Industrial Processing Technology
- Financials

TOMRA

Figures in NOK million	2Q 2008	2Q 2007	YTD 2008	YTD 2007
Revenues	204	166	399	329
• Nordic	*30*	*25*	*49*	*46*
• Central Europe & UK	*76*	*90*	*174*	*158*
• Rest of Europe	*47*	*8*	*74*	*50*
• US/Canada	*15*	*8*	*24*	*18*
• US West	*11*	*10*	*16*	*10*
• Rest of World	*25*	*25*	*62*	*47*
Gross contribution	*103*	*85*	*201*	*169*
in %	*50%*	*51%*	*50%*	*51%*
Operating expenses	65	53	126	106
Operating profit	*38*	*32*	*75*	*63*
in %	*19%*	*19%*	*19%*	*19%*

Highlights Industrial Processing Technology

TOMRA



Overall
- Strong performance improvement in all companies
- Solid order book as platform for second half 2008



Recognition and sorting (Titech group)
- Strong increase in demand for metal recycling solutions
- Plastic and paper continues to grow
- Acquisition of Ultrasort finalized July 1



Volume reduction (Orwak & Presona)
- Orwak with revenue growth of 11%
- Presona with revenue growth of 24%
- Improved gross margin in both companies

Industrial Processing Technology
- Order book

TOMRA


NOK million
180
160
140
120
100
80
60
40
20
0
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

TOMRA

Collection Technology - Non-deposit Solutions


Card • Cartons
TESCO
Recycling
Centre

TOMRA

Collection Technology Non-deposit Solutions - Financials

Figures in NOK million	2Q 2008	2Q 2007	YTD 2008	YTD 2007
Revenues	34	16	59	32
• Central Europe & UK	*4*	*14*	*28*	*29*
• Rest of Europe	*4*	-	*4*	-
• US East & Canada	*24*	-	*24*	-
• Rest of World	*2*	*2*	*3*	*3*
Gross contribution	9	(8)	14	(11)
in %	26%	-	24%	-
Operating expenses	23	21	44	42
Operating profit	(14)	(29)	(30)	(53)
in %	-	-	-	-

TOMRA

Highlights Collection Technology - Non-deposit Solutions



Overall
- Gross margin continues to improve
- Increased interest for kiosk and single machine solutions
- Increased activities in deposit markets for non-deposit packaging

UK
- 45 ARC installations now upgraded
- Plan to run 10 single machines in Express stores

US
- 16 ARC delivered to Waste Management Inc.
- Final discussions with complementary stakeholders

Japan
- 50/50 joint venture with Sumitomo formalized

Rest of Europe
- 10 kiosks delivered in Bulgaria

TOMRA

Summary

- Stable and solid performance in Collection Ttechnology - Deposit
- Materials Handling back on track after weak start of the year. Commodity markets develops favorably
- Industrial Processing Technology strong growth continues with solid order book going forward
- Performance in non-deposit steadily improving, but still too early to predict future growth rate

A SATISFACTORY QUARTER AND FIRST HALF

TOMRA

Addendum slides



TOMRA

Addendum slide - Major shareholders

1	Orkla ASA	24 000 000	14,6%
2	Tomra Systems ASA	11 977 016	7.3%
3	The Northern Trust C Treaty Account	11 188 883	6.8%
4	Folketrygdfondet	11 037 900	6.7%
5	State Street Bank AN A/C Client Omnibus D	8 360 140	5.1%
6	Clearstream Banking CID Dept, Frankfurt	3 659 140	2.2%
7	FERD AS P610AK	3 400 000	2.1%
8	Bank of New York BR S/A St of New jersey	3 071 132	1.9%
9	Verdipapirfondet KLP	2 442 400	1.5%
10	Skagen Vekst	2 300 000	1.4%
	SUB-TOTAL	**81 436 611**	**49.4%**
	Other shareholders	**83 253 606**	**50.6%**
	TOTAL (9,394 shareholders)	**164 690 217**	**100%**
	Total foreign ownership	**74 674 719**	**45.3%**

TOMRA

Addendum slide - Shareholders by nationality

1	Norway	54.7%	8 523
2	Great Britain	14.8%	75
3	USA	10.2%	155
4	Sweden	4.0%	113
5	Luxembourg	3.8%	31
6	Denmark	2.4%	44
7	France	2.0%	21
8	Italy	1.8%	12
9	Belgium	1.0%	12
10	Ireland	0.9%	9
	TOTAL	**95.5%**	**8 995**

TOMRA

Helping the world recycle

SECOND QUARTER and FIRST HALF 2008

Highlights from second quarter 2008 include:

- Revenues of 874 MNOK (887 MNOK in second quarter 2007). Organic revenue growth of 7% in second quarter 2008 compared to second quarter 2007 (disregarding currency effects)
- Gross margin 40% (37% in second quarter 2007)
- Operating profit of 122 MNOK (111 MNOK in second quarter 2007). Operating profit growth of 20% in second quarter 2008 compared to second quarter 2007 (disregarding currency effects)
- Cash flow from operations of minus 8 MNOK (99 MNOK in second quarter 2007)
- Continued strong growth and performance in Industrial Processing Technology

Highlights from first half 2008 include:

- Revenues of 1665 MNOK (1681 MNOK in first half 2007). Organic revenue growth of 7% in first half 2008 compared to first half 2007 (disregarding currency effects)
- Gross margin 40% (36% in first half 2007)
- Operating profit of 205 MNOK (184 MNOK in first half 2007). Operating profit growth of 20% in first half 2008 compared to first half 2007 (disregarding currency effects)
- Cash flow from operations of 14 MNOK (129 MNOK in first half 2007)
- Continued strong growth and performance in Industrial Processing Technology continues
- Continued strong performance in Nordic RVM markets

TOMRA SECOND QUARTER AND FIRST HALF 2008 BOARD REPORT

CONSOLIDATED FINANCIALS

Second quarter

Revenues in the second quarter 2008 amounted to 874 MNOK compared to 887 MNOK in second quarter 2007. Adjusted for currency change organic revenue growth was 7%.

Gross margin equaled 40% in the quarter, up from 37% in the corresponding period last year. The increase was driven by improvements in Collection Technology - Deposit, and Non-Deposit.

Operating profit for the quarter was 122 MNOK versus 111 MNOK in the second quarter 2007. Adjusted for currency change operating profit grew by 20% compared to second quarter 2007.

Cashflow from operations in second quarter 2008 equaled minus 8 MNOK, compared to 99 MNOK in second quarter 2007.

During second quarter 2008 TOMRA purchased a total of 2,469,700 own shares and 162,823 shares were sold to employees as part of the share purchase program for employees

Net interestbearing debt was 482 MNOK at the end of second quarter 2008, up from 226 MNOK at the end of fourth quarter 2007.

First half

Revenues in first half 2008 amounted to 1665 MNOK compared to 1681 MNOK in first half last year. Adjusted for currency change organic revenue growth was 7%.

Gross margin equaled 40% in first half 2008, up from 36% in the corresponding period last year. The increase was driven by improvements in Collection Technology - Deposit, and Non-Deposit.

Operating profit for the first half 2008 was 205 MNOK versus 184 MNOK in first half of 2007. Adjusted for currency change operating profit grew by 20% compared to first half 2007.

Cashflow from operations in first half 2008 equaled 14 MNOK, compared to 129 MNOK in first half 2007. TOMRA usually experience a weak cashflow during the three first quarters of a year, mainly due to the seasonality in the US operations. Consequently has the cashflow from operations been negative in three out of the six last second quarters. This, combined with the effect of prepayments received in 2007 for installations in 2008 as well as high activity in June 2008, influenced the 2008 cash flow negatively.

SEGMENT REPORTING

Collection Technology – Deposit Solutions

Second quarter

Revenues in the segment equaled 409 MNOK in the second quarter, down from 430 MNOK second quarter last year. Adjusted for currency change, revenues were flat. Gross margin improvement continued and was 47%, up from 44% in second quarter last year. Operating profit decreased from 86 MNOK in second quarter 2007 to 81 MNOK in second quarter 2008.

First half

Revenue in the segment equaled 781 MNOK in the first half, down from 802 MNOK first half last year. Adjusted for currency change, revenues were up 2%. Gross margin i was 47%, up from 44% in first half last year. An increase in operating expenses of 7% resulted from the effort to bring new products to the market faster. Operating profit decreased from 143 MNOK in first half 2007 to 141 MNOK in first half 2008.

Figures in NOK million	2q08	2q07	1h08	1h07
Revenues	409	430	781	802
- Nordic	*151*	*152*	*309*	*263*
- Central Europe	*194*	*192*	*344*	*374*
- US East & Canada	*64*	*86*	*128*	*165*
Gross contribution	191	191	364	351
- in %	*47%*	*44%*	*47%*	*44%*
Operating expenses	110	105	223	208
Operating profit	81	86	141	143
- in %	*20%*	*20%*	*18%*	*18%*

Europe

The Nordic region delivered a strong quarter, in line with second quarter 2007, but future performance will be negatively influenced by the fact that the automation of stores in Finland are now in its final stages, after the introduction of deposit on one-way containers.

After Germany introduced deposit on one way containers in 2006, TOMRA estimated the total market potential for new machines to be around 30,000, and installed by the end of

2010. Presently, the industry has received approximately 20,000 machine orders. There are still some major chains that have not automated their return of beverage containers. During the last quarter, TOMRA has seen increased interest from some of these chains. The timing of potential new orders remains uncertain, but it's not likely that we will receive orders that will materially impact the 2008 financial performance.

As the trend from refillable to one-way containers continues in Europe, sale and maintenance of compaction equipment is gradually becoming a more important part of TOMRAs service business. The installed base, which is approaching 30,000 units, represents opportunities for recurring service revenues. Increased focus on service and software business resulted in a 10 percent increase in revenues in first half of 2008 compared to the first half of 2007.

US East & Canada

Revenues in the second quarter 2008 were 64 MNOK, down from 86 MNOK second quarter 2007. Measured in local currency revenues were down 10%, mainly due to a decline in machine replacement sales. 2007 was also favorably impacted by large contracts with major chains.

Materials Handling

Second quarter

After a weak first quarter, the business area returned to normal performance in the second quarter 2008.
Revenues in the segment equaled 227 MNOK in the second quarter, down from 275 MNOK second quarter last year. Adjusted for currency change, revenues were down two percentage points.
Gross margin was stable at 21%. Operating profit decreased from 26 MNOK in second quarter 2007 to 21 MNOK second quarter this year. 3 MNOK of this decline is currency related.

First half

Revenues in the segment equaled 426 MNOK in the first half, down from 518 MNOK first half last year. Adjusted for currency change, revenues were down three percentage points. Gross margin was down from 19% to 18%, primarily due to increased fuel costs.

Figures in NOK million	2q08	2q07	1h08	1h07
Revenues	227	275	426	518
- US East & Canada	*98*	*119*	*189*	*227*
- US West	*129*	*156*	*237*	*291*
Gross contribution	47	57	78	99
- in %	*21%*	*21%*	*18%*	*19%*
Operating expenses	26	31	51	60
Operating profit	21	26	27	39
- in %	*9%*	*9%*	*6%*	*8%*

US East & Canada

Revenues were 19.3 MUSD in second quarter 2008, down 3% from 19.8 MUSD in second quarter 2007. Margins were stable and volume was flat. Lower material marketing margins and 62% higher fuel expenses were essentially offset by rate increases and cost savings.

US West

Revenues were 25.4 MUSD in second quarter 2008, down 2% from 25.9 MUSD in second quarter 2007.

The reason was a less profitable mix of commercial volume. In second quarter 2008, the volume collected at our sites increased by 11% compared to second quarter 2007. Aluminum prices were stable, while favorable PET prices were offset by lower processing fees.

Steps to streamline operations were taken during second quarter 2008 toward an integrated supply chain process including collection, transportation and processing.

Industrial Processing Technology

Second quarter

Second quarter 2008 showed a year on year revenue growth of 23%. Revenue growth was driven by solid performance in all companies. Operating profit was 38 MNOK in second quarter 2008, up from 32 MNOK in second quarter 2007.

First half

First half 2008 showed a year on year revenue growth of 21%. Revenue growth was driven by solid performance in all companies. A gross margin of 50% and a revenue growth above 20% reflected TOMRA's strong market position. Operating profit was 75 MNOK, up from 63 MNOK in second quarter 2007. A solid order-book indicates continued growth.

Figures in NOK million	2q08	2q07	1h08	1h07
Revenues	204	166	399	329
- Nordic	*30*	*25*	*49*	*46*
- Central Europe & UK	*76*	*90*	*174*	*158*
- Rest of Europe	*47*	*8*	*74*	*50*
- US East & Canada	*15*	*8*	*24*	*18*
- US West	*11*	*10*	*16*	*10*
- Rest of World	*25*	*25*	*62*	*47*
Gross contribution	103	85	201	169
- in %	*50%*	*51%*	*50%*	*51%*
Operating expenses	65	53	126	106
Operating profit	38	32	75	63
- in %	*19%*	*19%*	*19%*	*19%*

Recognition & sorting platform

On 1 July 2008 Tomra Systems ASA, through its fully owned subsidiary TiTech AS, entered into an agreement to acquire 100 percent of the business and assets in UltraSort Group, comprising UltraSort Pty Limited and Fynsort Technology Limited.

UltraSort Group recorded revenues of approximately NOK 35 million in 2007 with strong margins. More than 50 UltraSort sorting systems have been sold worldwide, mainly in Canada, Africa and Australia.
The acquisition of UltraSort represents another important step towards realizing TiTech Group`s ambition to become a leading global provider of sensor based recognition and sorting solutions, also within mining.

By acquiring UltraSort, TiTech expands and complements its portfolio of industrial processing technology. UltraSort brings both unique, patented technology and material market positions in several fast-growing segments of the mining equipment industry. In addition to representing an interesting growth opportunity, UltraSort is a strong strategic fit with Commodas (TiTech`s unit within the mining segment). Combined, Commodas and UltraSort have almost 150 sorting systems in mining operations throughout the world.

The purchase price of the transaction equals an enterprise value of approximately NOK 160 million, of which goodwill and other intangibles are expected to account for approximately NOK 150 million. A further conditional payment will be made if the EBIT the coming three years exceeds NOK 30 million, NOK 20 million and NOK 20 million respectively.

As the transaction took place after the end of second quarter 2008, no consolidation of the new entity has been done in the financial statement.

The order inflow for metal sorting equipment (previously Commodas traded, now under TiTech), has been good during recent months, and the order backlog was at an all time high at the end of second quarter.
Ultrasort/Commodas should potentially become the sole market leader in sensor based sorting for the mining industry.

Volume reduction platform

Orwak had an organic revenue growth of 11% in the second quarter 2008 compared to the second quarter 2007. The gross margin was stable and since there was only a modest increase in operating expenses, the operating profit margin exceeded 10%.

Presona also experienced a strong quarter with organic revenue growth of 24%, improved gross margin and a decrease in operating expenses. The company continued to deliver positive net operating results.

Collection Technology – Non-Deposit Solutions

Second quarter

Revenues in the second quarter amounted to 34 MNOK, mainly from the sale of 16 ARCs to Waste Management Inc. Through continued efforts to optimize technology and cost, the business area showed a gross margin of 26% compared with negative margins in 2007. Operating expenses were 23 MNOK, as a result of continued significant investments in non-deposit opportunities.

First half

Revenues in the first half amounted to 59 MNOK, mainly from the sale of 16 ARCs to Waste Management Inc and 15 ARCs to Tesco. Through continued efforts to optimize technology and cost, the business area showed a gross margin of 24% compared with negative margins in 2007. Operating expenses were 44 MNOK, hence continued significant investments in non-deposit opportunities. In addition to ARC technology, this included smaller machines and solutions for different markets.

Figures in NOK million	2q08	2q07	1h08	1h07
Revenues	34	16	59	32
- Central Europe&UK	*4*	*14*	*28*	*29*
- Rest of Europe	*4*	*-*	*4*	*-*
- US East & Canada	*24*	*-*	*24*	*-*
- Rest of World	*2*	*2*	*3*	*3*
Gross contribution	9	(8)	14	(11)
- in %	*26%*	*-*	*24%*	*-*
Operating expenses	23	21	44	42
Operating profit	(14)	(29)	(30)	(53)
- in %	-	-	-	-

Europe
During second quarter, the focus in the UK has been on completing upgrades of all 45 units installed for Tesco, for higher capacity and material value. The effects on Tesco's business model and a clarification around the speed of further roll-out are expected during third quarter 2008. Tesco has also installed its first machine (T63 HCP) at a Tesco Express convenience store outside London. The plan is to run a pilot with 10 machines to verify the business model for smaller stores. Tesco has approximately 800 Express stores in the UK. 10 T83 machines were sold to a customer in Bulgaria. The machines are expected to be installed and opened for consumers during second half of 2008. Delivery of the next 30 machines under the same contract is expected late 2008 and early 2009.

Japan
In June the agreement to establish a 50/50 Joint Venture between Tomra and Sumitomo Corporation was signed. A new company owned 50% by Tomra and 50% by Sumitomo Corporation was established and has been in operation since 1 July. This company acquired all assets and contracts of the former Tomra Japan at book value. As of 1 July all Tomra's Collection Technology activities in Japan are conducted through the new Joint Venture Company.

United States
By the end of second quarter 2008 Waste Management had taken delivery of all 16 Automated Recycling Centers under the contract signed last year. During the second half of 2008 Waste Management will conduct detailed discussions with partners over placement of the centers.

RISK AND UNCERTAINTIES

As required by Norwegian Securities Trading Act, from now on, the TOMRA Board will highlight risks and uncertainties in the half year report.
These are potential risks and uncertainties which may have an impact on the Group's performance over the remaining six months of the financial year and which could cause actual results to differ from expected and historical results. Please see disclosure note 1 for further description of some of these risks.

SHARES AND SHAREHOLDERS

The total number of issued shares at the end of second quarter 2008 was 164,690,217 shares, including 11,977,019 treasury shares. 9,670,139 of the treasury shares were cancelled 11 July 2008. After the cancellation, there were 155,020,078 outstanding shares.

The total number of shareholders decreased from 9,990 at the end of fourth quarter 2007 to 9,394 at the end of second quarter 2008. 51 percent of the shares were held by Norwegian residents at the end of second quarter 2008.

TOMRA's share price decreased from NOK 38.50 to NOK 33.80 during first half 2008. The number of shares traded at the Oslo Stock Exchange in the period was 135 million shares compared to 228 million in the same period in 2007.

Asker, 16 July 2008

The Board of Directors
TOMRA SYSTEMS ASA

Jo Lunder
Chairman of the Board

Amund Skarholt
President & CEO

INCOME STATEMENT (Figures in NOK million)	Note	2nd Quarter 2008	2nd Quarter 2007	1st Half 2008	1st Half 2007	Full year 2007
Operating revenues	6)	873.9	887.1	1664.6	1681.0	3489.5
Cost of goods sold		507.8	545.1	974.9	1037.8	2135.9
Depreciations/write-down		16.4	16.9	32.6	35.1	71.9
Gross contribution		*349.7*	*325.1*	*657.1*	*608.1*	*1281.7*
Operating expenses		208.7	191.4	412.6	380.5	747.5
Depreciations/write-down		19.4	22.6	39.7	43.9	89.1
Operating profit	6)	*121.6*	*111.1*	*204.8*	*183.7*	*445.1*
Net financial income		(6.4)	(3.8)	(10.3)	(6.3)	(2.8)
Profit before taxes		*115.2*	*107.3*	*194.5*	*177.4*	*442.3*
Taxes		38.6	36.5	65.2	60.3	150.6
Net profit for the period		*76.6*	*70.8*	*129.3*	*117.1*	*291.7*
Minority interest		(3.4)	(3.6)	(4.6)	(5.1)	(12.1)
Earnings per share (NOK)		*0.47*	*0.42*	*0.80*	*0.69*	*1.76*

BALANCE SHEET (Figures in NOK million)	Note	30 June 2008	30 June 2007	31 Dec 2007
ASSETS				
Intangible assets		693.0	755.8	701.8
Leasing equipment		77.5	98.8	80.1
Other fixed assets		536.2	610.9	565.8
Inventory		539.5	492.5	529.1
Short-term receivables		995.6	957.9	884.6
Cash and cash equivalents		58.2	92.7	190.8
TOTAL ASSETS		*2900.0*	*3008.6*	*2952.2*
LIABILITIES & EQUITY				
Paid-in capital		1513.0	1698.7	1623.8
Minority interests		47.4	65.3	56.3
Deferred taxes		29.7	20.6	30.3
Long-term interest-bearing liabilities		521.1	409.2	410.1
Short-term interest-bearing liabilities		18.6	42.8	7.1
Other liabilities		770.2	772.0	824.6
TOTAL LIABILITIES & EQUITY		*2900.0*	*3008.6*	*2952.2*

CASH FLOW STATEMENT (Figures in NOK million)	Note	2nd Quarter 2008	2nd Quarter 2007	1st Half 2008	1st Half 2007	Full year 2007
Profit before taxes		115.2	107.3	194.5	177.4	442.3
Changes in working capital		(160.7)	9.6	(188.1)	(47.9)	8.8
Other operating changes		37.2	(17.7)	7.1	(0.2)	75.0
Total cash flow from operations		(8.3)	99.2	13.5	129.3	526.1
Total cash flow from investments		(40.1)	(40.5)	(76.7)	(72.8)	(142.9)
Net cashflow from share purchase	5)	(84.2)	(121.7)	(99.8)	(247.6)	(401.2)
Dividend paid out	4)	(69.8)	(64.7)	(69.8)	(64.7)	(64.7)
Other cashflow from financing		160.5	172.8	105.6	67.4	4.4
Total cash flow from financing		6.5	(13.6)	(64.0)	(244.9)	(461.5)
Total cash flow for period		*(41.9)*	45.1	*(127.2)*	*(188.4)*	*(78.3)*
Exchange rate effect on cash		(1.1)	0.0	(5.4)	(5.3)	(17.3)
Opening cash balance		101.2	47.6	190.8	286.4	286.4
Closing cash balance		58.2	92.7	58.2	92.7	190.8

EQUITY (Figures in NOK million)	Note	2nd Quarter		1st Half		Full year
		2008	2007	2008	2007	2007
Opening balance		*1595.5*	*1849.4*	*1623.8*	*1971.6*	*1971.6*
Net profit		73.2	67.2	124.7	112.0	279.6
Translation differences		(0.7)	(25.3)	(65.9)	(66.4)	(161.5)
Equity settled transactions		-	(6.2)	-	(6.2)	-
Dividend paid	4)	(69.8)	(64.7)	(69.8)	(64.7)	(64.7)
Net purchase of own shares	5)	(85.2)	(121.7)	(99.8)	(247.6)	(401.2)
Closing balance		*1513.0*	*1698.7*	*1513.0*	*1698.7*	*1623.8*

STATEMENT OF RECOGNIZED INCOME AND EXPENSES	Note	2nd Quarter		1st Half		Full year
		2008	2007	2008	2007	2007
Translation differences		(0.8)	(28.5)	(68.1)	(69.8)	(170.3)
Net profit		76.6	70.8	129.3	117.1	291.7
Total recognized for the period		*75.8*	*42.3*	*61.2*	*47.3*	*121.4*
Attributed to majority		72.5	42.7	58.8	45.6	118.1
Attributed to minorities		3.3	(0.4)	2.4	1.7	3.3
Total recognized for the period		*75.8*	*42.3*	*61.2*	*47.3*	*121.4*
Minority interest in profit and loss		3.4	3.6	4.6	5.1	12.1
Translation differences minorities		(0.1)	(3.2)	(2.2)	(3.4)	(8.8)
Total minorities		*3.3*	*(0.4)*	*2.4*	*1.7*	*3.3*

INTERIM RESULTS (Figures in NOK million)	2nd Quarter 2008	1st Quarter 2008	4th Quarter 2007	3rd Quarter 2007	2nd Quarter 2007
Operating revenues (MNOK)	873.9	790.7	947.2	861.3	887.1
EBITDA (MNOK)	157.4	119.7	172.5	170.9	150.6
Operating profit (MNOK)	121.6	83.2	131.1	130.3	111.1
Sales growth (year-on-year) (%)	(1.5)	(0.4)	(10.1)	(19.4)	(13.1)
Gross margin (%)	40.0	38.9	37.1	37.8	36.6
Operating margin (%)	13.9	10.5	13.8	15.1	12.5
EPS (NOK)	0.47	0.33	0.58	0.49	0.42
EPS (NOK) fully diluted	0.47	0.33	0.58	0.49	0.42

NOTE 1 Disclosure

The 2008 and 2007 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly/half year report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2007. The quarterly/half year figures do not however include all information required for a full annual financial statement of the Group and should be read in conjunction with the annual financial statement for 2007. The quarterly figures have not been audited. The quarterly/half year reports require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ending 31 December 2007.

A number of new standards, amendments to standards and interpretations are not effective for the period ending 30 June 2008, and have not been applied in preparing these consolidated financial statements:
IFRS 8 Operating Segments
IFRIC 13 Customer loyalty Programs
Amendments to IAS 1 Presentation of financial statements - a revised presentation
Amendments to IAS 23 Borrowing costs
Amendments to IFRS 2 Share-based payment - Vesting Conditions and Cancellations
Amendments to IAS 32 Financial instruments: Presentation and IAS 1 Presentation of Financial Statements
Revised IFRS 3 Business Combinations and amended IAS 27 Consolidated and Separate Financial Statements
Amendments to IFRS 1 First-time adoption of IFRSs and IAS 27 Consolidated and Separate Financial Statements
IFRIC 15 Agreements for the Construction of Real Estate
IFRIC 16 Hedges of a Net Investment in a Foreign Operation
It is not expected that any of these new standards/amendments will have a material effect on the Financial Statement.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.
Use of financial instruments: The Group does not apply hedge accounting in accordance with IAS39 on any contracts as of 30 June 2008.

Seasonality: The Material Handling operations, and to some extent the US Collection Technology operations, are influenced by seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).

Financial exposures: TOMRA is exposed to currency risk, as only ~3% of its income is nominated in NOK. A strengthening/ weakening of NOK toward other currencies of 10% would normally decrease/increase operating profit with 15-25%. An increase in NIBOR with 1 percentagepoint would increase financial expenses with NOK 5 million per year.

Commodity exposures: TOMRA are exposed to the change in commodity prices. Most important are aluminum, where a USD100 change in the LME will have an USD 800,000 to 1,000,000 effect on operating profit per year.

Oil prices: Even though high energyprices in general benefits recycling, TOMRA is hit, particularly with higher operating costs in the Material Handling Segment, when oilprices increase due to the cost of diesel to the truck fleet. 1 USD change in the price per gallon of diesel, will reduce the EBIT by USD 2,000,000 per year.

EU Commission: In September 2004, TOMRA received the EU Commission's Statement of Objections (SO) relating to the EU Commission investigation in 2001. The Commission was of the opinion that TOMRA had exploited its dominant market position in several European markets by entering into certain supply agreements with customers. The alleged abuse is partly due to having entered into exclusive purchase agreements with customers and partly due to use of loyalty rebate schemes. In November 2004, TOMRA filed its written response to the Statement of Objections where TOMRA rejected the Commission's arguments. The EU Commission concluded in March 2006 that TOMRA in their opinion had foreclosed competition in the period 1998 to 2002 on the market for reverse vending machines in Austria, Germany, the Netherlands, Norway and Sweden by implementing an exclusionary strategy. Consequently, the Commission decided to fine TOMRA EUR 24 million. TOMRA has appealed the decision into the European Court of Justice. The court case is expected to take place during 2008 or 2009. Supported by legal opinions, TOMRA believe it's more likely than not that we will win the appeal. Consequently, no accrual has been made in the balances as of 30 June related to the penalty.

Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology - Deposit Solutions, Material Handling, Industrial Processing Technology and Collection Technology – Non-Deposit Solutions. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology - Deposit Solutions consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America plus related data management systems, which monitor container collection volumes and related cash flows.
- Material Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort and CommoDaS, which provide advanced optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastic.
- Collection Technology – Non-Deposit Solutions consist of general business development activities and projects in e.g. Japan and UK. The segment includes activities related to the Automated Recycling Center (ARC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group Functions. There are no material segment revenues from transactions with other segments.

There are no material related party transactions performed during first half of 2008.

NOTE 2 Events after closing - Acquisitions
Tomra Systems ASA, through its fully owned subsidiary TiTech AS, entered 1 July 2008 into an agreement to acquire 100 percent of the business and assets in UltraSort Group, comprising UltraSort Pty Limited and Fynsort Technology Limited.
As the transaction took place after the end of second quarter 2008, no consolidation of the new entity has been done in the financial statement.
Acquisitioncost for the entity represented a net outlay of AUD 32.8 million (NOK 158.9 million).
A preliminary purchase price allocation shows:

Figures in AUD millions	
Intangible fixed assets	31.2
Tangible fixed assets	0.1
Inventory	1.5
Other receivables	0.1
Cash	3.0
Prepayments	(3.0)
Other liabilities	(0.1)
Total consideration satisfied by cash	**32.8**

The values set in the purchase price allocation, equals book values for all items except intangible fixed assets.

A conditional payment can be earned if the EBIT the coming three years exceeds NOK 30 million, NOK 20 million and NOK 20 million respectively. All EBIT above the mentioned thresholds will be given to seller as an additional purchaseprice.

NOTE 3 Events after closing - Financing
TOMRA has 1 July 2008 established a revolving three years bilateral bank loan of NOK 250 million to cover the purchase price of Ultrasort, as well as the ongoing share buyback program.

NOTE 4 Dividend paid
Paid out May 2007: 0.40 NOK x 161.8 million shares = NOK 64.7 million
Paid out May 2008: 0.45 NOK x 155.1 million shares = NOK 69.8 million

NOTE 5 Net purchase of own shares

	# shares	Average price	TOTAL
2Q 2007			
Gross purchased	2,472,800	NOK 49.21	NOK 121.7 million
Sold to employees			
Net purchased	**2,472,800**	**NOK 49.21**	**NOK 121.7 million**
2Q 2008			
Gross purchased	2,469,700	NOK 36.94	NOK 91.2 million
Sold to employees	-162,823	NOK 37.10	NOK -6.0 million
Net purchased	**2,306,877**	**NOK 36.93**	**NOK 85.2 million**
1h 2007			
Gross purchased	5 340 800	NOK 47.56	NOK 254.0 million
Sold to employees	-203 286	NOK 31.48	NOK -6.4 million
Net purchased	**5 137 514**	**NOK 48.19**	**NOK 247.6 million**
1h 2008			
Gross purchased	2 966 800	NOK 37.00	NOK 109.8 million
Sold to employees	-269 599	NOK 36.85	NOK -9.9 million
Net purchased	**2 697 201**	**NOK 37.02**	**NOK 99.8 million**

NOTE 6) SEGMENT FINANCIALS

SEGMENT	Collection Technology – Deposit Solutions		Materials Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK million)	2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Revenues	409	430	227	275	204	166	34	16	-	-	874	887
- Nordic	*151*	*152*	-	-	*30*	*25*	-	-	-	-	*181*	*177*
- Central Europe & UK	*194*	*192*	-	-	*76*	*90*	*4*	*14*	-	-	*274*	*296*
- Rest of Europe	-	-	-	-	*47*	*8*	*4*	-	-	-	*51*	*8*
- US East & Canada	*64*	*86*	*98*	*119*	*15*	*8*	*24*	-	-	-	*201*	*213*
- US West	-	-	*129*	*156*	*11*	*10*	-	-	-	-	*140*	*166*
- Rest of World	-	-	-	-	*25*	*25*	*2*	*2*	-	-	*27*	*27*
Gross contribution	191	191	47	57	103	85	9	(8)	-	-	350	325
- in %	*47%*	*44%*	*21%*	*21%*	*50%*	*51%*	*26%*	-	-	-	*40%*	*37%*
Operating expenses	110	105	26	31	65	53	23	21	4	4	228	214
Operating profit	81	86	21	26	38	32	(14)	(29)	(4)	(4)	122	111
- in%	*20%*	*20%*	*9%*	*9%*	*19%*	*19%*	-	-	-	-	*14%*	*13%*

SEGMENT	Collection Technology – Deposit Solutions		Materials Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK million)	1st Half		1st Half		1st Half		1st Half		1st Half		1st Half	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Revenues	781	802	426	518	399	329	59	32	-	-	1665	1681
- Nordic	*309*	*263*	-	-	*49*	*46*	-	-	-	-	*358*	*309*
- Central Europe & UK	*344*	*374*	-	-	*174*	*158*	*28*	*29*	-	-	*546*	*561*
- Rest of Europe	-	-	-	-	*74*	*50*	*4*	-	-	-	*78*	*50*
- US East & Canada	*128*	*165*	*189*	*227*	*24*	*18*	*24*	-	-	-	*365*	*410*
- US West	-	-	*237*	*291*	*16*	*10*	-	-	-	-	*253*	*301*
- Rest of World	-	-	-	-	*62*	*47*	*3*	*3*	-	-	*65*	*50*
Gross contribution	364	351	78	99	201	169	14	(11)	0	0	657	608
- in %	*47%*	*44%*	*18%*	*19%*	*50%*	*51%*	*24%*	-	-	-	*40%*	*36%*
Operating expenses	223	208	51	60	126	106	44	42	8	8	452	424
Operating profit	141	143	27	39	75	63	(30)	(53)	(8)	(8)	205	184
- in%	*18%*	*18%*	*6%*	*8%*	*19%*	*19%*	-	-	-	-	*12%*	*11%*
Assets	1323	1389	631	687	770	725	66	58	110	150	2900	3009
Liabilities	519	504	46	78	135	137	19	14	608	511	1327	1244

STATEMENT BY THE BOARD OF DIRECTORS AND THE CEO

We hereby confirm that the half-yearly financial statements for the Group for the period 1 January through 30 June 2008 to the best of our knowledge have been prepared in accordance with IAS 34 Interim Financial Reporting, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the company taken as a whole.

To the best of our knowledge, the half-yearly report gives a true and fair:

- overview of important events that occurred during the accounting period and their impact on the half-yearly financial statements
- description of the principal risks and uncertainties facing the Group over the next accounting period
- description of major transactions with related parties.

Asker, 16 July 2008

Jo Lunder Chairman	Bjørn Wiggen Vice-chairman	Jørgen Randers Board member	Hege M. Norheim Board member	Aniela Gjøs Board member
Marit Christensen Board member Employee Representative	David Williamson Board member Employee representative	Amund Skarholt President and CEO		

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Message 214745	
Date/Time	11.07.2008 16:02:21
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	FLAGGING
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	Flagging - Tomra Systems ASA
Text	

(This is a copy of announcement from Orkla ASA 11.07.8 at 15:52 hours)

The share capital reduction approved by the General Meeting of Tomra Systems ASA on 23 April 2008, followed by a decision to cancel 9,670,139 of the company's own shares, was registered by the Register of Business Enterprises as having been carried out on 11 July 2008. Consequently, Orkla ASA's shareholding in Tomra ASA now exceeds 15 %. Orkla ASA owns 24,000,000 shares in Tomra Systems ASA, which is equivalent to 15.48 % of the share capital. The transaction does not entail any change in the number of shares owned by Orkla ASA in Tomra Systems ASA.

Orkla ASA
Oslo, 11 July 2008

Contact point:

Anja Y. Sulen,

Tel: +47 22 54 44 39

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Message 214745	
Date/Time	11.07.2008 16:02:21
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	FLAGGING
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	Flagging - Tomra Systems ASA
Text	

(This is a copy of announcement from Orkla ASA 11.07.8 at 15:52 hours)

The share capital reduction approved by the General Meeting of Tomra Systems ASA on 23 April 2008, followed by a decision to cancel 9,670,139 of the company's own shares, was registered by the Register of Business Enterprises as having been carried out on 11 July 2008. Consequently, Orkla ASA's shareholding in Tomra ASA now exceeds 15 %. Orkla ASA owns 24,000,000 shares in Tomra Systems ASA, which is equivalent to 15.48 % of the share capital. The transaction does not entail any change in the number of shares owned by Orkla ASA in Tomra Systems ASA.

Orkla ASA
Oslo, 11 July 2008

Contact point:

Anja Y. Sulen,

Tel: +47 22 54 44 39

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

From: ASK-IR
Sent: 11. juli 2008 15:31
To: ASK-IR
Subject: Tomra Systems (NO) - REDUCTION OF SHARE CAPITAL

TOMRA
Helping the world recycle

Published: 15:30 11.07.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

REDUCTION OF SHARE CAPITAL

Tomra Systems ASA has completed a reduction of the share capital by way of cancellation of 9,670,139 shares at par value NOK 1.00. The capital reduction was granted by the ordinary General Meeting held 23 April 2008 as part of a share buyback program. Under this program, 10,000,000 TOMRA shares were bought back in the period between 20 December 2006 and 5 March 2008. The buyback transactions were continuously disclosed at the Oslo Stock Exchange and on www.tomra.com. Out of the total 10,000,000 shares that were bought back, 329,861 shares were used to fulfill TOMRA`s obligations under employee stock option programs. Thus, the total number of shares outstanding after this capital reduction is 155,020,078, each with a par value of NOK 1.00.

Total holding of treasury shares is lower than 5% after this capital reduction, and is equal to 1.6% of the total shares outstanding in Tomra Systems ASA.

For further information, please contact CFO Espen Gundersen at +47 97 68 73 01.

Asker, 11 July 2008
Tomra Systems ASA

This press release was brought to you by Tomra

To unsubscribe, please go to: http://www.tomra.com/default.asp?V_ITEM_ID=381&action=unsubscribe

Tomra Systems ASA

From: ASK-IR
Sent: 11. juli 2008 15:33
To: ASK-IR
Subject: Tomra Systems (NO) - REDUCTION OF SHARE CAPITAL

TOMRA
Helping the world recycle

Published: 15:33 11.07.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

REDUCTION OF SHARE CAPITAL

Tomra Systems ASA has completed a reduction of the share capital by way of cancellation of 9,670,139 shares at par value NOK 1.00.

Total holding of treasury shares is lower than 5% after this capital reduction, and is equal to 1.6% of the total shares outstanding in Tomra Systems ASA.

For further information, please contact CFO Espen Gundersen at +47 97 68 73 01.

Asker, 11 July 2008
Tomra Systems ASA

From: ASK-IR
Sent: 5. juli 2008 00:05
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 00:04 05.07.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 32,000 own shares at an average price of NOK 32.71 per share at Oslo Stock Exchange. After this transaction Tomra holds 12,143,016 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

This press release was brought to you by Tomra

To unsubscribe, please go to: http://www.tomra.com/default.asp?V_ITEM_ID=381&action=unsubscribe

Tomra Systems ASA

Ragnhild Ringholm

From: ASK-IR
Sent: 2. juli 2008 16:56
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 16:55 02.07.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 134,000 own shares at an average price of NOK 33.69 per share at Oslo Stock Exchange. After this transaction Tomra holds 12,111,016 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 2 July 2008
Tomra Systems ASA

This press release was brought to you by Tomra

To unsubscribe, please go to: http://www.tomra.com/default.asp?V_ITEM_ID=381&action=unsubscribe

Tomra Systems ASA

From: ASK-IR
Sent: 1. juli 2008 16:48
To: ASK-IR
Subject: Tomra Systems (NO) - ACQUISION OF ULTRASORT -CORR.*

TOMRA
Helping the world recycle

Published: 16:47 01.07.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

ACQUISION OF ULTRASORT -CORR.*

"Tomra Systems ASA, through its fully owned subsidiary TiTech AS, has today entered into an agreement to acquire 100 percent of the business and assets in UltraSort Group, comprising UltraSort Pty Limited and Fynsort Technology Limited." (* CORR.)

With offices in Sydney and Perth in Australia, UltraSort is a leading provider of advanced recognition and sorting technology to the mining industry.

"The Group" (* CORR.) recorded revenues of approximately NOK 35 million in 2007 with strong margins. More than 50 UltraSort sorting systems have been sold worldwide, mainly in Canada, Africa and Australia.

The acquisition of UltraSort represents another important step towards realizing TiTech Group`s strategy and ambition of becoming a leading global provider of sensor based recognition and sorting solutions, also within mining.

By acquiring UltraSort, TiTech expands and complements its portfolio of industrial processing technology. UltraSort brings to the table both unique, patented technology and material market positions in several fast-growing segments of the mining equipment industry. In addition to representing an interesting growth case on its own, UltraSort is a strong strategic fit with Commodas (TiTech's unit within the mining segment), and the two units combined will form the sole market leader in the segment. Combined, Commodas and UltraSort have almost 150 sorting systems in mining operations located throughout the world.

The purchase price of the transaction equals an enterprise value of approximately NOK 160 million, of which goodwill and other intangibles are expected to account for approximately NOK 150 million. A conditional payment can be earned if the EBIT the coming three years exceeds NOK 30 million, NOK 20 million and NOK 20 million respectively.

TOMRA will establish a revolving three years bilateral bank loan of NOK 250 million to cover the purchase price as well as the ongoing share buyback program.

For questions or further comments, please contact President & CEO Amund Skarholt (+47 97 55 94 25) or Managing director TiTech Rune Marthinussen (+47 91 55 97 18).

Asker, 1 July 2008
TOMRA SYSTEMS ASA

From: ASK-IR
Sent: 1. juli 2008 10:03
To: ASK-IR
Subject: Tomra Systems (NO) - ACQUISION OF ULTRASORT (* CORR.)

TOMRA
Helping the world recycle

Published: 10:01 01.07.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

ACQUISION OF ULTRASORT (* CORR.)

Tomra Systems ASA, through its fully owned subsidiary TiTech AS, has today entered into an agreement to acquire 100 percent of the assets in UltraSort Group (* CORR.) Pty Ltd. With offices in Sydney and Perth in Australia, UltraSort is a leading provider of advanced recognition and sorting technology to the mining industry.

The company recorded revenues of approximately NOK 35 million in 2007 with strong margins. More than 50 UltraSort sorting systems have been sold worldwide, mainly in Canada, Africa and Australia.

The acquisition of UltraSort represents another important step towards realizing TiTech Group`s strategy and ambition of becoming a leading global provider of sensor based recognition and sorting solutions, also within mining.

By acquiring UltraSort, TiTech expands and complements its portfolio of industrial processing technology. UltraSort brings to the table both unique, patented technology and material market positions in several fast-growing segments of the mining equipment industry. In addition to representing an interesting growth case on its own, UltraSort is a strong strategic fit with Commodas (TiTech's unit within the mining segment), and the two units combined will form the sole market leader in the segment. Combined, Commodas and UltraSort have almost 150 sorting systems in mining operations located throughout the world.

The purchase price of the transaction equals an enterprise value of approximately NOK 160 million, of which goodwill and other intangibles are expected to account for approximately NOK 150 million. A conditional payment can be earned if the EBIT the coming three years exceeds NOK 30 million, NOK 20 million and NOK 20 million respectively.

TOMRA will establish a revolving three years bilateral bank loan of NOK 250 million to cover the purchase price as well as the ongoing share buyback program.

For questions or further comments, please contact President & CEO Amund Skarholt (+47 97 55 94 25) or Managing director TiTech Rune Marthinussen (+47 91 55 97 18).

Asker, 1 July 2008
TOMRA SYSTEMS ASA

From: ASK-IR
Sent: 1. juli 2008 08:34
To: ASK-IR
Subject: Tomra Systems (NO) - ACQUISION OF ULTRASORT

TOMRA
Helping the world recycle

Published: 08:33 01.07.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

ACQUISION OF ULTRASORT

Tomra Systems ASA, through its fully owned subsidiary TiTech AS, has today entered into an agreement to acquire 100 percent of the assets in UltraSort Pty Ltd. With offices in Sydney and Perth in Australia, UltraSort is a leading provider of advanced recognition and sorting technology to the mining industry.

The company recorded revenues of approximately NOK 35 million in 2007 with strong margins. More than 50 UltraSort sorting systems have been sold worldwide, mainly in Canada, Africa and Australia.

The acquisition of UltraSort represents another important step towards realizing TiTech Group`s strategy and ambition of becoming a leading global provider of sensor based recognition and sorting solutions, also within mining.

By acquiring UltraSort, TiTech expands and complements its portfolio of industrial processing technology. UltraSort brings to the table both unique, patented technology and material market positions in several fast-growing segments of the mining equipment industry. In addition to representing an interesting growth case on its own, UltraSort is a strong strategic fit with Commodas (TiTech's unit within the mining segment), and the two units combined will form the sole market leader in the segment. Combined, Commodas and UltraSort have almost 150 sorting systems in mining operations located throughout the world.

The purchase price of the transaction equals an enterprise value of approximately NOK 160 million, of which goodwill and other intangibles are expected to account for approximately NOK 150 million. A conditional payment can be earned if the EBIT the coming three years exceeds NOK 30 million, NOK 20 million and NOK 20 million respectively.

TOMRA will establish a revolving three years bilateral bank loan of NOK 250 million to cover the purchase price as well as the ongoing share buyback program.

For questions or further comments, please contact President & CEO Amund Skarholt (+47 97 55 94 25) or Managing director TiTech Rune Marthinussen (+47 91 55 97 18).

Asker, 1 July 2008
TOMRA SYSTEMS ASA

From: ASK-IR
Sent: 24. juni 2008 08:28
To: ASK-IR
Subject: Tomra Systems (NO) - Tomra establishes Joint Venture in Japan with Sumitomo Corporation

TOMRA
Helping the world recycle

Published: 08:27 24.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

Tomra establishes Joint Venture in Japan with Sumitomo Corporation

Tomra Systems ASA and Sumitomo Corporation have signed an agreement to form a 50/50 Joint Venture in Japan. The establishment of this Joint Venture is a formalization of the cooperation between Tomra and Sumitomo since 2004. The purpose of the new Joint Venture is to further develop the market for automated collection of beverage containers in Japan with the use of Tomra's technology solutions.

Japan has among the highest recycling rates in the world for beverage containers without deposit legislation. The current manual collection systems are expensive to operate for Japanese municipalities and through use of Tomra's collection solutions cost reductions of 40-55% are achievable. Tomra currently has app. 200 machines in operation in Japan.

For more information please contact SVP Business development Trond K. Johannessen (+47 91 59 66 88) or CFO Espen Gundersen (+47 97 68 73 01)

Asker, 24 June 2008

TOMRA Systems ASA

This press release was brought to you by Tomra

From: ASK-IR
Sent: 23. juni 2008 16:51
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 16:51 23.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 38,000 own shares at an average price of NOK 36.03 per share at Oslo Stock Exchange. After this transaction Tomra holds 11,977,016 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 23 June 2008
Tomra Systems ASA

From: ASK-IR
Sent: 23. juni 2008 09:29
To: ASK-IR
Subject: Tomra Systems (NO) - INVITATION TO 2Q 2008 PRESENTATION

TOMRA
Helping the world recycle

Published: 09:28 23.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

INVITATION TO 2Q 2008 PRESENTATION

TOMRA's second quarter 2008 results will be released on Wednesday 16 July 2008. The written material will be available from 16:35 CET at www.tomra.com (investor relations section), www.oslobors.no, www.huginonline.com and at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the results at 16:45 CET. The presentation will be held in English and take place at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo. A live broadcast of the presentation will be available on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Asker, 23 June 2008
Tomra Systems ASA

From:	ASK-IR
Sent:	19. juni 2008 17:26
To:	ASK-IR
Subject:	Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 17:25 19.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 212,000 own shares at an average price of NOK 36.65 per share at Oslo Stock Exchange. After this transaction Tomra holds 11,939,016 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 19 June 2008
Tomra Systems ASA

This press release was brought to you by Tomra

To unsubscribe, please go to: http://www.tomra.com/default.asp?V_ITEM_ID=381&action=unsubscribe

Tomra Systems ASA

Ragnhild Kinghelm

From: ASK-IR
Sent: 17. juni 2008 17:34
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 17:33 17.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 105,000 own shares at an average price of NOK 37.12 per share at Oslo Stock Exchange. After this transaction Tomra holds 11,727,016 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 17 June 2008
Tomra Systems ASA

This press release was brought to you by Tomra

To unsubscribe, please go to: http://www.tomra.com/default.asp?V_ITEM_ID=381&action=unsubscribe

Tomra Systems ASA

END